Exhibit 99.1

ELBIT VISION SYSTEMS LTD.

Company Contact Information: Yaron Menashe, CFO Tel: +972 4 6107609 yaron@evs.co.il	Investor Relations Contact: Ehud Helft, Gavriel Frohwein Tel: +1 646 688 3559 evs@gkir.com

ELBIT VISION SYSTEMS ANNOUNCES FOURTH QUARTER
AND FULL YEAR 2017 RESULTS
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Fourth quarter revenues at approximately $2.28 million, down approximately 18% year-over-year
Fourth quarter net income of $79 thousand, down approximately 82% year-over-year

Fourth Quarter 2017 highlights

•	Revenue at approximately $2.28 million, down approximately 17.9% year-over-year
•	Gross and operating margins at approximately 45% and 2.4%, respectively
•	Net income of $79 thousand, representing approximately 3.4% of revenues

Full year 2017 highlights

•	Revenue at approximately $9.6 million, down approximately 5.4% year-over-year
•	Gross and operating margins at approximately 51.2% and 13.8%, respectively
•	Net income of approximately $1.3 million, representing approximately 13.6% of revenues

Caesarea, Israel, March 15 2018 — Elbit Vision Systems Ltd.  (OTCQB: EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the fourth quarter and full year ending December 31, 2017.

Sam Cohen, CEO of EVS commented, “These results reflect the current challenging conditions of the industry in which we operate. As we have previously stated, the opportunities for the Company to meaningfully grow its business as a stand-alone entity have become very limited. We believe that these results, while disappointing, indicate that our decision to seek a purchaser with proven global reach, with synergies which will help us to achieve an improved and sustainable performance, has been further justified.”

Fourth Quarter 2017 Results

Revenues for the quarter were approximately $2.3 million, representing a decrease of approximately 17.9% compared to $2.7 million in the fourth quarter of 2016.

Gross profit for the quarter was approximately $1 million, representing approximately 45% of revenues, a decrease of approximately 33% compared to approximately $1.5 million for the fourth quarter of 2016, which represented approximately 54.6% of revenues.

Operating income for the quarter was approximately $57 thousand (approximately 2.4% of revenue), a decrease of approximately 88% compared to approximately $478 thousand (approximately 17.1% of revenues) in the fourth quarter of 2016. During the quarter R&D expenses decreased to approximately $324 thousand versus approximately $614 thousand in the fourth quarter of 2016.

Net income was approximately $79 thousand (approximately 3.4% of revenue), a decrease of approximately 82.4% compared to approximately $449 thousand (approximately 16.1% of revenues) in the fourth quarter of 2016.

Full Year 2017 Results

Revenues for the year were approximately $9.6 million, representing a decrease of approximately 5.4% compared to approximately $10.1 million in 2016.

Gross profit for the year was approximately $4.9 million, representing approximately 51.2% of revenues, a decrease of approximately 12.3% compared to approximately $5.6 million for 2016, which represented approximately 55.3% of revenues.

Operating income for the year was approximately $1.3 million (approximately 13.8% of revenue), a decrease of approximately 38% compared to approximately $2.1 million (approximately 21.2% of revenues) in 2016.

Net income was approximately $1.3 million (approximately 13.6% of revenue), a decrease of approximately 35.4% compared to approximately $2 million (approximately 19.9% of revenues) in 2016.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2017
IN U.S. DOLLARS

	Dec-31
	2017	2016
	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	4,012	4,528
Restricted deposits (short term)	78	111

Trade accounts receivable	2,201	1,136
Other receivables	166	286
Inventories	2,091	1,651
Total current assets	8,548	7,712

LONG-TERM RECEIVABLES:
Severance pay fund	54	140
Long Term Investment	126	-
Other long-term receivables	42	35
Total long-term receivables	222	175

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	105	29

OTHER ASSETS
Goodwill	242	242

Total assets	9,117	8,158

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET (Cont.)
AT DECEMBER 31, 2017
IN U.S. DOLLARS

	Dec-31
	2017	2016
	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:

Trade account payable	887	776
Deferred revenues	248	231
Other payables	675	1,031
Total current liabilities	1,810	2,038

LONG-TERM LIABILITIES:

Other Long Terms liabilities	89	165
Accrued severance pay	70	155
Total long-term liabilities	159	320
Total liabilities	1,969	2,358

SHAREHOLDERS’ EQUITY	7,148	5,800

Total liabilities and shareholders’ Equity	9,117	8,158

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2017
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2017	2016	2017	2016
	U.S. dollars in thousands (except per share data)

Revenues	9,591	10,146	2,284	2,783

Cost of Revenues	4,671	4,520	1,255	1,261

Gross Profit	4,920	5,616	1,029	1,522

Research and development	1,246	1,378	324	614
Marketing and selling	1,338	1,254	331	227
General and administrative	1,004	826	317	203

Operating Profit	1,332	2,158	57	478

Financial Expenses - net	(25)	(134)	22	(29)
Profit before taxes on income	1,307	2,024	79	449

Taxes on Income	-	-	-	-
Net profit for the period	1,307	2,024	79	449

Profit per share basic	0.14	0.22	0.01	0.05
Profit per share diluted	0.14	0.21	0.01	0.05

Weighted average number of shares used in Computation of profit per share:

Basic (in thousands)	9,387	9,338	9,397	9,342
Diluted (in thousands)	9,403	9,593	9,412	9,367